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CORNING

Summary Annual Report 2001


Celebrating
150 Years
of Discovery

Financial Highlights

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	**2001**	2000	1999	1998	1997
Net Sales	$ 6,272	$7,127	$4,741	$3,832	$3,831
(Loss) income from continuing operations	$(5,498)	$ 409	$ 511	$ 355	$ 431
Income from discontinued operations, net of tax	–	13	5	66	31
Net (Loss) Income	$(5,498)	$ 422	$ 516	$ 421	$ 462
Diluted (Loss) Earnings Per Share					
Continuing operations	$ (5.89)	$ 0.46	$ 0.65	$ 0.47	$ 0.57
Discontinued operations	–	0.02	0.01	0.09	0.04
Net (Loss) Income Per Share	$ (5.89)	$ 0.48	$ 0.66	$ 0.56	$ 0.61
Pro Forma Diluted Earnings Per Share*	$ 0.17	$ 1.22	$ 0.66	$ 0.52	$ 0.59

*Pro forma diluted earnings per share excludes the impairment and amortization of goodwill, impairment of other intangible assets, restructuring actions, purchased in-process research and development charges, other one-time acquisition-related charges, discontinued operations and nonrecurring items. This measure is not in accordance with, or an alternative for, accounting principles generally accepted in the U.S.A. and may not be consistent with measures used by other companies. It should be considered supplemental data.

To Our Shareholders:


1926
Ribbon Machine
1921
Electrocast
1915
Pyrex®
1912
Nonex Glasses®
1908
Research Lab Founded
1908
Standardized Railroad Signal
1904
1896
1879
1877

John W. Loose, President and Chief Executive Officer
James R. Houghton, Chairman

Extremely challenging business conditions in the telecommunications sector — against a backdrop of global economic weakness — took a heavy toll on Corning Incorporated's performance during the past year. You, our investors, are keenly aware of the difficulties we have faced as a company. Yet, with 150 years of being one of the greatest scientific and manufacturing organizations in America, we have not lost confidence in our ability to meet these challenges.

What has happened? What have we done about it? Where do we stand now? And why do we remain so optimistic about our future, while still maintaining sober realism about what we must do in the short term? Why can you believe in Corning? These are the issues we will address in this report.

Year-end results

Sales for the year totaled $6.3 billion, a decrease of 12% compared with 2000's sales of $7.1 billion. Corning reported a full-year 2001 net loss of $5.5 billion, or $5.89 per share. This compares to net income from continuing operations of $409 million, or $0.46 per share, for 2000. On a proforma basis (excluding goodwill amortization, restructuring, impairments and other nonrecurring items), Corning recorded earnings of $0.17 per share compared with $1.22 per share in 2000.

What happened?

Clearly, these results are very disappointing to all of us. Over a span of just a few months, we went from anticipating a continuation of the growth we had enjoyed in recent years to, instead, conserving cash and taking sweeping actions to re-size the company. Those actions were a reflection of our lower level of revenues.

Here's how the events unfolded, creating this deeply troubling scenario:

— In January, we began to see a drop in orders of photonic products as systems houses faced a rapidly declining market for transmission equipment. We warned that ongoing softness in capital availability for the telecommunications sector would begin to impact our earnings. Internally, we began cost-control plans to reflect our revised situation.

— During the second quarter, we saw a significant reduction of North American long-haul fiber orders, particularly for our premium, higher-margin product line, LEAF fiber. We warned that our near-term visibility was becoming more limited, and that a meaningful recovery for our long-haul telecommunications customers would occur much more slowly than we had previously anticipated.

— In the third quarter, the incumbent telecom carriers began canceling orders for single-mode fiber. Basically, they were pulling back on their plans to build out networks. Weakened competitors were posing less of a threat, and they were reluctant to make more capital investments in an increasingly uncertain economy. And as the economic deterioration accelerated, not a single one of our businesses — from optical fiber to environmental substrates to advanced liquid crystal displays (LCDs) — was left unaffected by the slowdown.

— In the midst of this already shaky situation, the tragic events of September 11 put an even greater pall over the entire economy.

Actions we've taken to remain strong

Our first action was to communicate — with you, with Wall Street, with our employees, with our customers and with our partners. We didn't mince words — we told what we knew, when we knew it. Here are some of the decisive moves we've announced about reducing our cost structure and strengthening our competitive position for the future:

— We re-sized the company to reflect our lowered revenues. Regrettably, this meant the elimination of about 12,000 jobs throughout the world — beginning in late February and accelerating through the course of 2001. Certainly, these actions were the hardest to undertake — we fully recognize the pain and personal disruption this has had on both our employees and our communities.

— We announced closings of seven major plants, from new photonics operations to one of our long-standing lighting facilities.

— We idled or severely curtailed activity at our four optical fiber manufacturing facilities during the fourth quarter to align production with demand and to significantly reduce inventory.

— We reduced capital spending plans, cutting original 2001 capital spending plans from $2.5 billion to $1.8 billion, and to less than $500 million for 2002. We stopped all expansion activities in the Telecommunications Segment.

— We discontinued our fledgling Advanced Microarray Technology business — an exciting initiative that, unfortunately, still carried more risk than we were willing to carry, particularly given current circumstances.

In addition to significant spending reductions, we also took swift actions to preserve our healthy balance sheet and our cash liquidity.

— We discontinued our common stock dividend, deciding instead to reinvest cash into the company.

— We took advantage of especially low interest rates to issue $665 million in convertible bonds. We will use the funds for general corporate purposes, including the possible funding of strategic investments for the future.

Why we're still healthy

Having taken all these actions, we ended 2001 with a healthy balance sheet, including $2.2 billion in cash and short-term investments and the ability to borrow an additional $2.0 billion if necessary. In all, we believe that these resources are adequate for us to weather the current economic storm. More importantly, we are driving our operations, excluding some one-time events, to achieve "free cash-flow neutral" operations in the second half of the year.

This strong cash position also gives us the flexibility to capitalize on strategic opportunities and to invest in our future. Certainly we will look at these decisions long and hard — with a rigorous risk-assessment process — especially now that times are so difficult. But we are still investing — we are still looking for ways to build for our future. For example, during 2001 we:

— Announced plans to acquire Lucent's cable and fiber operations in China. When completed this year, this move will position us to gain stronger market access to China, a significant growth area for us in the future.

— Announced plans for a new diesel emission control product manufacturing facility, for which we will break ground during 2002. This is part of our strategy of filling the future needs of the automotive industry as it faces stricter governmental emissions regulations over the next several years.

Our strategy

We've also spent a great deal of time asking ourselves — and asking others — many tough questions about our strategy. Is our focus on growth and technology industries still sound? No matter whom we ask — from independent consultants to Wall Street analysts to trusted partners — the answer is always a resounding "yes."

Underscoring this outlook is our continued commitment to technology and ensuring the health of our development pipeline. We remain, at our core, a technology company and our commitment to innovation remains one of our most fundamental values.

Have we hit bottom?

There are still many variables at work, both in the economy and the broader economic and political landscape. We do, however, believe that the first quarter of 2002 will represent a bottoming-out across our businesses, and we have shared this view with investment analysts. We expect, also, that our revenue run rates will improve as the year plays out — but the specific timing of an overall recovery remains uncertain. We believe the fundamental drivers of our optical layer strategy remain intact, and that growth and recovery will be led by optical fiber buildouts in the metro and access markets and by the lighting of previously installed long-haul fibers which will require photonic modules.

Why we're still excited about the future

Despite the short-term pain — and our realistic view that 2002 will still be an extremely challenging year — our belief in a bright future for Corning remains unshakable. For proof, we need look no further than the markets we're in — and how we are closely aligned with three very fundamental megatrends that will continue to drive our growth:

- The thirst for information. Bandwidth demand continues to grow at a rate of between 60% and 80% annually, spurred primarily by business users and the Internet. And Corning has the world's most intimate understanding of what fiber can do — as well as how to produce it more cost-effectively than anyone else.
- The desire to display information. A result of all this bandwidth demand is always the need to translate information into usable and entertaining displays. Our ultra-thin LCD substrates do just that — and we continue to help companies meet ongoing demands for devices that are lighter, sharper, brighter and more durable than ever before.
- The desire for a cleaner environment. There is no question that the world's people are demanding a safer and cleaner environment. Such demands, though subject to regulatory implementation plans of the world's governments, will continue to be voiced...and heard. Corning knows better than anyone how to develop and produce advanced ceramic substrates for emission controls.

We are capitalizing on these growth drivers with a very simple, but very effective business model — one that inseparably links our technologies with our markets. This powerful and outward-facing combination is enabled by our outstanding people and a passion for process excellence. These principles — along with our values and an operating environment that allows people to do their best work every day — form our sense of direction, and keep us on the path to continued growth.

We do not take your confidence for granted. Achieving sustained value over time for you, our shareholders, is the motivation for everything we do. On the pages that follow, we present a closer look at Corning Incorporated as we enter our 151st year. We invite you to examine more of the reasons we are confident that we'll continue to earn your trust for many years to come.

Sincerely,

James R. Houghton
Chairman

John W. Loose
President and Chief Executive Officer





Wendell P. Weeks
President,
Corning Optical Communications

Q: If you could change your decision five years ago to focus on telecommunications — would you?

A: No. We've looked at the market from all possible perspectives. And every single scenario brings us to the same conclusion — the future of optical networking is real, and the demand is coming. The only issue is timing.

Q: What makes you so confident?

A: We have just begun to see the future demand for bandwidth. Industry forecasts indicate growth of greater than 60% per year for the foreseeable future. Internet growth, expansion of local networks, more effective broadband policies — a lot of unstoppable factors are coming together.

Q: If you're so confident, why did you close factories?

A: Because the near-term outlook in telecommunications is not completely clear. We had more current capacity than current demand. We recognized that early. We moved quickly. And we addressed it.

Q: What will it take for things to get better in the telecom market?

A: It's going to take time, a stronger economy, public policy that supports the bandwidth access this country needs, and probably some industry consolidation. It will take capital flowing back into the market — which we'll see when the other factors come together.

It was clearly a year of tumultuous change in telecommunications. But the dynamics of the industry and the opportunities they present, cannot be viewed in the events of a single year.

The current story begins with the 1996 passage of the Telecommunications Deregulation Act, and the vision of a competitive marketplace for telecommunications services. In 1997 and 1998 new telecommunications players flooded the market, many of them start-ups. Capital markets agreed with their projections of future revenue growth, and invested billions of dollars to fund their development. Competition and opportunity also stirred incumbent carriers to extend their networks.

The result was a dramatic increase in demand for high technology telecommunication systems and components and, for Corning, significant revenue growth. However, in late 2000 and in 2001 capital markets retreated. With access to capital dwindling, many new carriers drastically cut their spending plans. In this negative environment, the incumbent telecom carriers also cut spending.

With the new carriers on the sidelines and the incumbents not willing to invest, demand for optical systems and components dropped dramatically.

For Corning, which had been a growth leader in telecom's expansion phase, the revenue drop was unprecedented. Accordingly, we have taken significant actions to lower our cost structure and prepare for the next phase of growth in this marketplace.

The question now, of course, is the future. We are confident the market will begin to grow again. We believe that we are in a correction, not an ending. The reason: the world's insatiable demand for bandwidth. Business demand for data is driving growth; companies are eager to use global computer systems to improve enterprise efficiency and effectiveness. Individual consumers also will drive the demand for bandwidth.















Demand for the applications bandwidth delivers and the network economics it makes possible are creating a new and advanced telecommunications infrastructure. Corning's optical layer strategy places us on the front lines of a communications revolution. We are combining global resources with our expertise in fiber, photonics, optical cable and other components of the emerging global communications grid. Our capabilities across the optical layer will enable us to emerge from the current downturn in a position to be among the next generation of companies that will deliver the bandwidth promise to customers — both residential and business — in growth markets around the world.



Telecommunications
PERCENT OF THE WORLD POPULATION

Broadband Access	< 2
Internet Users	6
PC Ownership	10
Telephone Penetration	15

















We are the world's leading producer of optical fiber, a business we pioneered more than 30 years ago. Our core strategy is to innovate across product lines to continually drive breakthrough products. These products intersect with customer need and opportunity through our ability to apply our innovation to the specific needs of our customers and markets — from long-haul to submarine to metropolitan to local access. Our products, such as LEAF fiber in long-haul networks, and MetroCor fiber in metropolitan networks, are designed to set new standards of performance.

Network Descriptions

LONG HAUL NETWORK	METROPOLITAN NETWORK		LOCAL ACCESS NETWORK	LAST MILE NETWORK
	METRO CORE	METRO EDGE		
City to city links	Ring around core business district and city center	Ring around remote and suburban areas	Branch architecture that connects central offices to remote terminals and nodes	Individual household and business connections





Wendell P. Weeks

Q: Even if the sector does improve, isn't there enough capacity in place to meet demand for the next several years?

A: Yes, in the North American long-haul fiber system, there's a tremendous amount of capacity already in the ground. But as these fibers are lit, demand for photonic and optical network components will increase. And when you look at regional networks and metro networks — the networks that actually bring the Internet together with users — a bottleneck is forming, and it's getting much worse as Internet traffic grows.

Q: What's driving the overall bandwidth growth?

A: The Internet. Up to the present, voice traffic has dominated the backbone networks. Going forward, IP Internet traffic from businesses and residential users will be the main driver of bandwidth growth.

Q: What is the outlook for international markets?

A: Europe is on a very similar demand curve as the U.S. We'll see some of the most exciting growth in Asia. In China, for example, the demand for networks is immense.

Q: What puts Corning in a position to capitalize on this growth?

A: We have the demand covered — fiber, cable, photonics, optical networking. We have global presence. Unlike many companies, our management team has been amazingly stable right down to the operating levels. When the market comes back, we'll be ready to meet the challenge.

In fact, today only 15% of people in the world have a fixed telephone line. Only 10% own a personal computer and only 6% are Internet users. And more importantly, fewer than 2% have access to broadband.

To continually serve the growth in bandwidth demand, telecom providers need systems that lower their cost — both the initial system cost as well as the ongoing operating cost.

This is where Optical Communications comes in. We continue to believe Optical Communications is a transcendent technology. More and more network functions are moving from electrical to optical, making networks more transparent. This enables systems to be installed at lower and lower costs.

Over the past decade, optical technology has reduced the cost of delivering a single bit of information by a factor of 90%. We expect this trend to continue as optical systems move closer and closer to the subscriber — both business and residential. This, in turn, enables the demand for information to continue to grow.

We expect the recovery for optical fiber to be driven by so-called metro-edge and access networks — which create rings of connectivity around cities and suburbs, bringing bandwidth closer to customers. These portions of the total network do not currently have excess capacity and the carriers who own these networks have capital to fund these buildouts. We expect photonics growth to be driven by the addition of capacity to fibers already installed in long-haul networks and core metro systems.

Renewed growth will bring challenges. Competition will be defined by low cost at the system and component level.

Corning is uniquely positioned to meet these demands given our current market leadership, our low cost manufacturing, our innovative products, our customer relationships and our strong technology base.

We are confident we will continue to be among the industry's leaders.





Peter F. Volanakis
President,
Corning Technologies

Q: Where will the growth come from in LCDs?

A: A number of positive trends are coming together. Flat panel monitors are displacing bulky, outdated CRTs. Notebook computers are featuring larger displays. Increasing display size, slim design and superb picture quality are driving LCDs as the next wave of advancement in television. Costs and prices are dropping, making many of these products more affordable.

Q: How fast is the growth coming?

A: We're currently seeing double-digit growth in our volume even in a down economy. As economies rebound, we expect growth rates to climb in all LCD segments.

Q: Why is that good news for Corning?

A: We're in a very strong position. Our LCD glass technology leads the industry. Corning not only invented the fusion process of making glass — we perfected it. Our substrates have a pristine surface and unparalleled attributes. And with the demand for ever-higher resolution displays, this puts us in a great competitive position. We have a global presence, with a concentration in Asia where our customers produce the finished displays. Since we're well established in the region, we have great distribution and solid customer relationships going for us.

Q: Where are you on the growth curve?

A: Still early. LCDs started in a big way with the growth of notebook computers. But they are really just beginning to penetrate the desktop monitor and television markets — they're going to be everywhere.

As the world's leading producer of glass substrates for advanced liquid crystal displays (LCDs), Corning Display Technologies is a leader in the flat panel display revolution. These high resolution displays are used in all notebook computers, as well as flat panel desktop monitors, LCD televisions, and an array of portable electronics. Current projections show that LCD desktop monitors are expected to grow from their current share of 15% of all monitors, to more than 50% by 2006. The LCD television market is expected to grow by nearly 100% a year through 2006.

In May 2001, Corning opened a new plant in Taiwan, home to some of the world's fastest-growing display manufacturers. This milestone positions Corning as the only glass substrate supplier with manufacturing facilities in all three of the key LCD-producing nations — Japan, South Korea and Taiwan. Corning's geographic presence in this dynamic industry is a distinct advantage. Customer relationships are solid because of the reliability and speed which local manufacturing provides. Corning's patented glass compositions are formed into sheets using our proprietary fusion technology, which delivers durable, ultra-smooth substrates with advanced optical properties. This helps LCD manufacturers minimize process losses and produce displays with superior visual characteristics for their computer and consumer electronics customers.

Corning continues to push the edge of performance. In 2001, our EAGLE^{2000} glass substrate continued to set industry standards, enabling larger and lighter displays. More innovations are in the pipeline to meet demands for the next generation of computer and video products.

Despite weakened global economies, Corning Display Technologies' volume grew strongly during 2001. Growth is expected to accelerate as world economies rebound. Corning is strongly positioned to capitalize on heightened demand for notebook computers, flat panel monitors, LCD-TVs and new generations of portable electronics.






GARNET ST
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From the laptop to the desktop — and a growing list of other uses, such as new generations of digital and high-definition televisions and automotive display systems — the display of information and images is moving to flat panel Liquid Crystal Displays (LCDs). Corning Display Technologies, which has its headquarters in Japan, leads the world in the production of LCD substrates. Our fusion process yields clear technological advantages for displays where a near-flawless surface is critical to image quality. We are continuing to push the leading edge of LCDs with our EAGLE[2000] substrates that enable larger and lighter displays.




Growth in LCD Glass Market
AMLCD GLASS (MILLIONS OF FT²)
500
400
300
200
100
0
2001
2002
2003
2004
2005
2006
TV & OTHER
DESKTOP LCD MONITORS
NOTEBOOK COMPUTERS

Display Technologies Annual Volume Growth

25% – 40% through 2006










Corning's High Purity Fused Silica is critical to microlithographic imaging systems, enabling the production of semiconductor components with line widths finer than 1/800th the diameter of a human hair. Environmental Technologies' cellular ceramics substrates are the heart of catalytic converters used in more than 300 million vehicles. Among recent advances are the development of ultra-thin-wall substrates that improve performance and help reduce emissions. With new particulate filter technologies for diesel engines, we have targeted a market where new regulations will drive steep demand. Through our Life Sciences division we are the leader in plastic and glass disposable tools for growing tissue culture and for high-throughput drug screening.


Worldwide Heavy Duty Diesel Key Regulatory Drivers
NITROGEN OXIDES — GRAMS PER KILOWATT HOUR (ESC TEST)
2001
5.0
5.2
2007
3.5
1.4
PARTICULATE MATTER — GRAMS PER KILOWATT HOUR (ESC TEST)
2001
.1
.13
2007
.02
.013
EUROPE
UNITED STATES

Environmental standards are going global and getting tighter.





Peter F. Volanakis

Q: What is the big news in the environmental area?

A: Diesel is probably the most important growth driver right now. Today, there is little if any emissions control on heavy-duty diesel engines, but that will change. Environmental standards are going global and getting tighter.

Q: What are you doing to meet that demand?

A: We're building on our strong automotive business — advanced technologies, global presence and integration in our customers' manufacturing process. We have very advanced technologies to remove diesel particulates. We're building a new factory to meet demand as the market develops.

Q: What is your position in semiconductor optics?

A: We've extended our historical position in fused silica by increasing our production capabilities in calcium fluoride crystals and also through the acquisition of Tropel Corporation. We are now in a position to better support the semiconductor industry in making smaller, faster and more powerful integrated circuits.

Q: Where else are you looking for new markets?

A: Many places. One of our high-potential areas is in disposable tools for the pharmaceutical and biotech industries. We have a number of projects underway around tools with special surface chemistries or optical properties for use by drug researchers.

Both Corning Environmental Technologies and Semiconductor Materials continued in 2001 to build on advanced technologies in markets that are poised for growth.

Already the market leader in providing the substrates at the heart of automotive catalytic converters, Environmental Technologies is reinforcing its leadership in the diesel market. We announced plans to open a new diesel emission control manufacturing plant in Erwin, N.Y. by 2004.

This new production capacity will feed demand from a global move toward new and tighter regulations on diesel emissions, which will create a worldwide substrate and filter market with the potential to be twice as large as the auto emissions business — a market that could reach $1.5 billion by 2008.

Another focus is nitrous oxide removal (DeNOx) systems for gas and coal-fired power plants. A joint venture with Mitsubishi, Cormetech Inc. provides systems to this market where growth is driven by new regulations and a resurgence of power plant construction in the wake of shortfalls in energy production.

Corning's Semiconductor Materials business is based on more than 30 years experience in manufacturing fused silica. Our HPFS® fused silica and calcium fluoride crystals are among the world's highest-purity optical materials and are used in the manufacturing of the most advanced integrated circuits.

In 2001, Corning introduced HPFS® fused silica with higher transmission and expanded capacity in our calcium fluoride business. Calcium fluoride, used in tandem with high transmission HPFS® fused silica, is required to manufacture even smaller, faster and more powerful integrated circuits. Corning also acquired Tropel Corporation, a company with nearly 50 years experience in the custom design and fabrication of the world's highest-performance precision optics and metrology instrumentation for the semiconductor industry. All of these initiatives in 2001 have continued to broaden our position within the semiconductor equipment industry.





Joe Miller
Senior Vice President
and Chief Technology Officer

Q: How would you describe the fundamental strengths of Corning technology community?

A: One is simply the strength of the organization and our global network of laboratories. We're one of the world's strongest R&D organizations, and in many materials and processes, we are clearly the leader. Two is the depth of our scientific talent. And three is our ability to combine materials, optics and biomolecular science to produce products.

Q: Are there any intangibles that set Corning R&D apart?

A: I think it might be the company's history. Discovery is what we do. There's an innate drive here to be first. The other is the ability to attract talent. Some of the best scientific minds want to come here.

Q: As someone new to the organization, are you planning any changes?

A: The R&D organization now tends to focus on developing specific technical competencies. And that is clearly going to continue to be critical. But given the times, we need to also pay more attention to high-impact projects — going after the big opportunities quickly.

Q: How has the current economy impacted R&D?

A: We've had to make adjustments in areas of focus and timing. But our ratio of technology spending to sales is healthy. Technology is what we're all about. It's what drives the business. We're not going to change that.

Discovering Beyond Imagination: Corning chose these words to describe the company because they are the heart of what the company is, and what it has accomplished over 150 years. From the glass that made Edison's light bulbs a commercial reality to optical fiber and photonic equipment that enabled a new age of communications, Corning has been in the business of innovation — combining invention with marketplace execution. And, we boast a network of some of the finest research labs in the world.

But physical assets and scientific talent are only part of the story of discovery at Corning. There's also heritage and approach to innovation. The entire history of the company is shaped by the drive to be the first to bring a technology and a market together.

When a key market declines as quickly and steeply as telecom did in 2001, it tests any research and development organization. The resources are fewer and the stakes of success higher. It's also a time when strong organizations step up. The key is to refine the focus, but at the same time, to keep the pipeline full. Refining the focus takes a careful balance of trimming back spending, but not at the expense of the future. Corning has cut a portion of the development budget because the down economy means fewer pressing customer-driven projects. But we're funding the research operations to a level that we're confident does, in fact, keep the development pipeline full, and will allow us — when the markets turn — to enter the up cycle at full stride.









Innovation has been the key driver of Corning's growth and contributions for 150 years. A company that counts Thomas Edison among its early customers is today driving the most exciting advances of optical networking, flat panel displays, lenses for the manufacturing of smaller and more powerful computer chips — and the list goes on. All of these many areas of inquiry and development are tied together by an unequaled ability to bring scientific discovery together with market opportunity. The infrastructure of that ability rests on a global network of laboratories. They combine to feed the development pipeline with diverse areas of expertise, as well as different approaches to discovery.

Research and Development

	Number of issued patents	New products as a percentage of sales (company wide — products less than 4 years old)
1999	174	78
2000	199	84
2001	313	80

U.S. patents up 79% in the past two years.

Corning continues a stream of new product innovations.





James B. Flaws
Executive Vice President
and Chief Financial Officer

Q: Wall Street is obviously down on the telecommunications sector right now. How have you been treated?

A: When you look at the stock price, we've suffered like everybody else. But we have seen a lot of institutional investors stick with us. There are several reasons for that. One is our credibility. There has been no denial of reality, there have been no unrealistic promises. We've been very up-front, and we've moved quickly and openly on the issues. Another reason is that we get points for the strength of our organization and our technologies. Also, there is agreement that we are in the right markets.

Q: How do you know that the downsizing you've done will be enough?

A: We've taken a very hard look at the markets, and we believe that the cuts and adjustments we made are lined up correctly with what is happening in the markets. But it's not over till it's over.

Q: What is your financial focus for 2002?

A: First, cash. Then, profitability. Regardless of what our sales are, our goal is to come out of 2002 ready to get back to profitability in 2003.

Q: Do you have the balance sheet to see you through?

A: Yes. Liquidity is not an issue. We have a solid balance sheet, with enough cash on hand, short-term investments, and access to credit to last us several years — well into the next upturn in the market.

Going into 2002, with the outlook in key markets still uncertain, there are three important points to Corning's financial management. One is balance sheet liquidity. We have the cash, short-term investments and access to committed credit lines to see us through several years — not at a subsistence level, but with spending that will allow us to continue to invest in growth. Two, there are no major cash requirements — for example, major debt repayment — coming up during that period. Three, Corning has a very clear, very workable long-term financial strategy.

While we have made the necessary adjustments — along with the difficult, but necessary decisions in reducing our workforce — we also continue to invest in the business. We could have made deeper cuts in our operations, but we've been careful not to hit bone. We don't want to find ourselves approaching an upturn in the market facing the task of reconstructing fundamentals of our technology, manufacturing, service or any other key part of the business. We plan to come out of this with all cylinders ready to fire.

One of the key uncertainties overhanging the financial situation is the direction of the financial markets. Clearly, telecom and its suppliers are out of favor at the moment. Just as a rising tide lifts all boats, they all fall again when the tide goes out. Many, as we've seen, couldn't handle the stress and are out of business or struggling to hold together. Corning is very much intact. Just as important, so is our credibility in the financial markets. The company has been quick in its response and candid in its communications through the downturn, and has received high marks from analysts for both. That credibility will be a decided advantage when we return to the markets with a more optimistic message.

Statement of Management Responsibility for Financial Statements

Corning Incorporated and Subsidiary Companies

The management of Corning Incorporated is responsible for the preparation, presentation and integrity of the condensed consolidated financial statements and other information included in this summary annual report. The consolidated financial statements filed by Corning, from which these condensed consolidated financial statements included herein have been derived, are prepared in accordance with generally accepted accounting principles and include certain amounts based on management's best estimates and judgments.

In meeting its responsibility for the reliability of these financial statements, Corning maintains comprehensive systems of internal accounting control. These systems are designed to provide reasonable assurance at reasonable cost that corporate assets are protected against loss or unauthorized use and that transactions and events are properly recorded. Such systems are reinforced by written policies, selection and training of competent financial personnel, appropriate division of responsibilities and a program of internal audits.

The consolidated financial statements have been audited by our independent accountants, PricewaterhouseCoopers LLP. Their responsibility is to express an independent, professional opinion with respect to the consolidated financial statements on the basis of an audit conducted in accordance with generally accepted auditing standards.

The Board of Directors, through its Audit Committee, is responsible for reviewing and monitoring Corning's financial reporting and accounting practices and recommending annually the appointment of the independent accountants. The Committee, comprised of non-management directors, meets periodically with management, the internal auditors and the independent accountants to review and assess the activities of each. Both the independent accountants and the internal auditors meet with the Committee, without management present, to review the results of their audits and their assessment of the adequacy of the systems of internal accounting control and the quality of financial reporting.

John W. Loose
President and Chief Executive Officer

James B. Flaws
Executive Vice President and Chief Financial Officer

Katherine A. Asbeck
Senior Vice President and Controller

Report of Independent Accountants

PRICEWATERHOUSECOOPERS LLP

To the Board of Directors and Shareholders of Corning Incorporated

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated financial statements of Corning Incorporated ("the Corporation") as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 appearing in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2001 (which statements are not presented herein); in our report dated January 23, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2001 and 2000 and the related condensed consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2001, when read in conjunction with the consolidated financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.

PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York, New York 10019
January 23, 2002

Results of Operations (In millions, except per share amounts)

Corning Incorporated and Subsidiary Companies

Consolidated net sales for 2001 were $6.3 billion, a 12% decrease from 2000. Excluding the impact of acquisitions, Corning's consolidated sales in 2001 decreased 16% compared to 2000. Sales declines for 2001 occurred in all operating segments, but were most pronounced in the Telecommunications Segment where sales fell 14%. Consolidated sales for 2000 were $7.1 billion, a 50% increase over 1999. Excluding acquisitions, sales in 2000 increased 36% over 1999.

In 2001, Corning incurred a loss from continuing operations of $5.5 billion, or $5.89 per share, compared with income from continuing operations of $409 million, or $0.46 per share, in 2000 and income from continuing operations of $511 million, or $0.65 per share, in 1999.

The 2001 loss is largely attributable to a charge of approximately $4.8 billion ($4.7 billion after-tax) in the second quarter to impair goodwill and certain other intangible assets of the photonic technologies business. Corning's results for the year were also impacted by charges for restructuring actions of $961 million ($590 million after-tax and minority interest) which included charges for headcount reductions, exit costs and impairment of plant and equipment. For further discussion of these charges, see Note 4 and Note 5. The loss for 2001 also included charges of $333 million ($221 million after-tax) to write-down excess and obsolete inventory primarily in the photonic technologies business and a $90 million ($55 million after-tax) charge related to the release of restrictions on shares of common stocks held by employees.

Income and earnings per share from continuing operations declined 20% and 29%, respectively, between 2000 and 1999 primarily due to substantial non-cash acquisition-related charges incurred in 2000. The charges included gains and losses on the disposition and restructuring of businesses, purchased in-process research and development (IPRD) charges, other acquisition-related charges and impairment losses.

Amortization of goodwill totaled $363 million ($344 million after-tax), $216 million ($202 million after-tax) and $24 million ($18 million after-tax) for the years ended December 31, 2001, 2000 and 1999, respectively. The increase in year-to-year amortization relates to purchase business combinations in the Telecommunications Segment completed in 2000. The second quarter 2001 impairment of goodwill and other intangible assets reduced subsequent quarterly amortization charges.

Corning believes comparing its operating results on a pro forma basis excluding impairment and amortization of goodwill, impairment of other intangible assets, restructuring actions, purchased IPRD charges, other one-time acquisition-related charges and nonrecurring items provides a better understanding of the changes in its operating results. This measure is not in accordance with, or an alternative for, accounting principles generally accepted in the U.S.A. (GAAP) and may not be consistent with measures used by other companies. It should be considered supplemental data. Corning's pro forma results include the charges to write-down excess and obsolete inventory in the photonic technologies business and the stock compensation charge discussed previously.

Pro forma net income is calculated from (loss) income from continuing operations as follows (after-tax and minority interest; in millions):

YEARS ENDED DECEMBER 31,	2001	2000	1999
(Loss) income from continuing operations	$(5,498)	$ 409	$ 511
Impairment and restructuring charges	5,311		1
Amortization of goodwill	344	202	18
Acquisition-related charges		443	
Nonoperating gains		(4)	(9)
Gain in equity in earnings of associated companies		(11)	
Impairment of equity investment		36	
Pro forma net income	$ 157	$1,075	$ 521
Pro forma diluted earnings per share	$ 0.17	$ 1.22	$0.66

Outlook: Corning believes that 2002 will be a very challenging year as industry conditions experienced in the second half of 2001 extend into 2002. Management expects first quarter revenues to approximate the fourth quarter of 2001. Management does not expect recovery to begin until late 2002, or early 2003. As a result, management expects sales for 2002 to be significantly below 2001 levels and anticipates Corning will continue to incur losses in the short-term. Corning expects to realize cost savings from restructuring actions taken in 2001; however, these improvements may be offset by pricing pressures in several key businesses. Management believes Corning has ample liquidity to meet its funding needs for 2002. Corning finished the year with $2.2 billion in cash and short-term investments and an unused revolving credit facility of $2.0 billion. Management's focus in 2002 will be to reduce Corning's cash requirements to manageable levels and restore its operations to profitability.

Condensed Consolidated Statements of Income

Corning Incorporated and Subsidiary Companies

YEARS ENDED DECEMBER 31, (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	**2001**	2000	1999
Net sales	$ 6,272	$7,127	$4,741
Cost of sales	4,380	4,131	2,930
Gross margin	1,892	2,996	1,811
Operating expenses:			
Selling, general and administrative expenses	1,097	1,047	667
Research, development and engineering expenses	631	540	378
Amortization of purchased intangibles, including goodwill	439	245	28
Acquisition-related charges		463	
Impairment and restructuring charges	5,725		1
Operating (loss) income	(6,000)	701	737
Interest income	68	105	12
Interest expense	(153)	(107)	(93)
Other (expense) income, net	(26)	(8)	19
(Loss) income from continuing operations before income taxes	(6,111)	691	675
(Benefit) provision for income taxes	(452)	407	207
(Loss) income from continuing operations before minority interest and equity earnings	(5,659)	284	468
Minority interest in losses (earnings) of subsidiaries	13	(24)	(67)
Dividends on convertible preferred securities of subsidiary			(2)
Equity in earnings of associated companies	148	185	112
Impairment of equity investment		(36)	
(Loss) income from continuing operations	(5,498)	409	511
Income from discontinued operations, net of income taxes		13	5
Net (loss) income	$(5,498)	$ 422	$ 516
Basic (loss) earnings per share			
Continuing operations	$ (5.89)	$ 0.48	$ 0.67
Discontinued operations		0.01	
Net (loss) income per share	$ (5.89)	$ 0.49	$ 0.67
Diluted (loss) earnings per share			
Continuing operations	$ (5.89)	$ 0.46	$ 0.65
Discontinued operations		0.02	0.01
Net (loss) income per share	$ (5.89)	$ 0.48	$ 0.66
Supplemental data (unaudited):			
Adjusted net (loss) income excluding amortization of goodwill			
Adjusted net (loss) income	$(5,153)	$ 625	$ 534
Adjusted net (loss) income per share – basic	$ (5.52)	$ 0.73	$ 0.70
Adjusted net (loss) income per share – diluted	$ (5.52)	$ 0.71	$ 0.68

See accompanying notes to condensed statements.

Condensed Consolidated Balance Sheets

Corning Incorporated and Subsidiary Companies

DECEMBER 31, (IN MILLIONS)	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 1,037	$ 1,079
Short-term investments, at fair value	1,182	715
Trade accounts receivable, net	593	1,302
Inventories	725	1,040
Deferred income taxes and other current assets	570	498
Total current assets	4,107	4,634
Investments	778	650
Plant and equipment, net	5,097	4,679
Goodwill and other intangible assets, net	2,289	7,340
Other assets	522	223
Total assets	$12,793	$17,526
Liabilities and shareholders' equity		
Current liabilities:		
Loans payable	$ 477	$ 128
Accounts payable	441	855
Other accrued liabilities	1,076	966
Total current liabilities	1,994	1,949
Long-term debt	4,461	3,966
Other liabilities	798	830
Minority interest in subsidiary companies	119	139
Convertible preferred stock	7	9
Common shareholders' equity	5,414	10,633
Total liabilities and shareholders' equity	$12,793	$17,526

See accompanying notes to condensed statements.

Condensed Consolidated Statements of Cash Flows

Corning Incorporated and Subsidiary Companies

YEARS ENDED DECEMBER 31, (IN MILLIONS)	**2001**	2000	1999
Cash flows from operating activities:			
(Loss) income from continuing operations	$(5,498)	$ 409	$ 511
Adjustments to reconcile (loss) income from continuing operations to net cash provided by operating activities:			
Amortization of purchased intangibles, including goodwill	439	245	28
Depreciation	641	516	376
Impairment of goodwill and other intangible assets	4,764		
Acquisition-related charges		463	
Impairment of assets and restructuring charges, net of cash spent	884		1
Inventory write-down	333		
Stock compensation charges	130	31	7
Equity in earnings of associated companies in excess of dividends received	(94)	(140)	(61)
Impairment of equity investment		36	
Deferred tax (benefit) expense	(511)	(48)	43
Interest expense on convertible debentures	41	7	
Tax benefit on stock options	27	321	60
Changes in certain working capital items	241	(402)	(144)
Other, net	48	(17)	46
Net cash provided by operating activities	1,445	1,421	867
Cash flows from investing activities:			
Capital expenditures	(1,800)	(1,525)	(757)
Acquisitions of businesses, net of cash acquired	(66)	(5,053)	(188)
Short-term investments – acquisitions	(1,320)	(1,482)	
Short-term investments – liquidations	853	767	
Other, net	(42)	29	12
Net cash used in investing activities	(2,375)	(7,264)	(933)
Cash flows from financing activities:			
Net proceeds from (repayments of) short-term debt	181	(386)	215
Proceeds from issuance of long-term debt	735	2,728	347
Repayments of long-term debt	(104)	(169)	(80)
Proceeds from issuance of common stock	247	4,744	113
Repurchases of common stock			(96)
Redemption of common stock for income tax withholding	(42)	(57)	(18)
Dividends paid	(113)	(211)	(177)
Net cash provided by financing activities	904	6,649	304
Effect of exchange rates on cash	(7)	(5)	(4)
Cash (used in) provided by continuing operations	(33)	801	234
Cash used in discontinued operations	(9)	(2)	(13)
Net (decrease) increase in cash and cash equivalents	(42)	799	221
Cash and cash equivalents at beginning of year	1,079	280	59
Cash and cash equivalents at end of year	$ 1,037	$ 1,079	$ 280

See accompanying notes to condensed statements.

Notes to Condensed Consolidated Financial Statements

Corning Incorporated and Subsidiary Companies

1 | Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of all entities controlled by Corning. All significant intercompany accounts and transactions are eliminated. The equity method of accounting is used for investments in associated companies which are not controlled by Corning and in which Corning's interest is generally between 20% and 50%. Certain amounts for 2000 and 1999 have been reclassified to conform to 2001 classifications.

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the U.S.A. (GAAP) requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that could differ from those estimates.

REVENUE RECOGNITION Corning recognizes revenue when it is realized or realizable and has been earned. Product revenue is recognized when persuasive evidence of an arrangement exists, the product has been delivered and legal title and all risks of ownership have been transferred, written contract and sales terms are complete, customer acceptance has occurred and payment is reasonably assured. Corning reduces revenue for estimated product returns, allowances and price discounts based on experience.

GOODWILL AND OTHER INTANGIBLE ASSETS Goodwill and other intangible assets are amortized over appropriate periods, principally ranging from 5 to 25 years. Corning periodically evaluates whether circumstances or events have affected the recoverability of long-lived assets including goodwill and other intangible assets. The assessment of possible impairment is based on Corning's ability to recover the carrying value of the asset from expected future cash flows (undiscounted and without interest charges). If cash flows are less than the carrying value, an impairment loss is recognized to adjust the asset to its fair value. The measurement of impairment requires management to make estimates of these cash flows related to long-lived assets.

FOREIGN CURRENCIES Balance sheet accounts of foreign subsidiaries are translated at current exchange rates and income statement accounts are translated at average exchange rates for the year. Translation gains and losses are reported as a separate component of accumulated other comprehensive income (loss). Foreign currency transaction gains and losses affecting cash flows are included in current earnings. Corning enters into foreign exchange contracts primarily as hedges against identifiable foreign currency commitments. Gains and losses on contracts identified as hedges are deferred and included in the measurement of the related foreign currency transactions. Gains and losses on foreign currency contracts which are not designated as hedges of foreign currency commitments are included in current earnings. Corning adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivitive Instruments and Hedging Activities," on January 1, 2001.

INVENTORIES Inventories are stated at the lower of cost (first-in, first-out basis) or market.

2 | Business Combinations

POOLING-OF-INTERESTS On January 28, 2000, Corning merged with Oak Industries, Inc. (Oak) in a pooling-of-interests transaction. Corning issued 44.3 million shares of Corning common stock and 8.1 million options to purchase Oak common shares to complete the transaction. The consolidated financial statements for 1999 have been restated to include the financial position and results of operations of Oak. During the first quarter of 2000, Corning recognized a charge of $47 million ($43 million after-tax) for one-time acquisition costs related to Oak. The acquisition costs are primarily related to investment banking, legal and other fees of approximately $30 million. The charge also included approximately $17 million of severance and other termination benefits for Oak corporate officers and headquarters employees. Revenues and net income of Oak for the year ended December 31, 1999, were $444 million and $34 million respectively.

PURCHASES The transactions listed below were all accounted for under the purchase method of accounting. Management is responsible for estimating the fair value of the assets and liabilities acquired. Management has made estimates and assumptions that affect the reported amounts of assets, liabilities and expenses resulting from such acquisitions.

Amounts allocated to purchased in-process research and development (IPRD) were established through recognized valuation techniques in the high technology communications industry. Certain projects were acquired for which technological feasibility had not been established at the date of acquisition and for which no alternative future uses existed. In accordance with SFAS No. 2, "Accounting for Research and Development Costs" as interpreted by Financial Accounting Standards Board (FASB) Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method," amounts assigned to IPRD meeting the above criteria must be charged to expense at the date of consummation of the purchase.

The value allocated to projects for which a charge was recorded was determined by the traditional income approach which discounts expected future debt-free income to present value. The discount rates used were specific to each project and were derived from a cost of capital for each specific acquisition target, adjusted upward for the

Notes to Condensed Consolidated Financial Statements (continued)

Corning Incorporated and Subsidiary Companies

2 | Business Combinations (concluded)

stage of completion of each project. The acquired entity discount rates ranged from 17% to 35%, and the stage of completion assigned to IPRD projects varied from 10% to 90%.

Corning expects that products incorporating the acquired technology from these projects will be completed and will begin to generate cash flows over the five years following integration.

Effective January 1, 2002, Corning adopted SFAS No. 142 and ceased the amortization of goodwill. See Note 6.

The following table (in millions) presents information related to Corning's acquisitions for the years ended December 31, 2001, 2000 and 1999.

Acquisition	Date	Initial Price	Form	IPRD	Goodwill & Intangibles	Amortization Life
Tropel Corporation[a]	3/01	$ 160	Cash/Stock		$ 155	15
Pirelli's optical components business[b]	12/00	4,000	Cash/Stock	$323	3,624	13
Champion Products Inc.[c]	10/00	85	Cash		69	20
IntelliSense Corporation[d]	6/00	410	Stock/Options	7	483	13
NetOptix Corporation[e]	5/00	2,000	Stock/Options		2,066	10
NZ Applied Technologies (NZAT)[f]	5/00	75	Stock/Options	44	73	10
Photonics Technology Research Center[g]	2/00	66	Cash	42	24	9
Siemens Transaction[h]	2/00	1,400	Cash/Debt		650	5-20
Corning Japan K.K.[i]	9/99	32	Cash		18	20
BICC and Optical Waveguides Australia[j]	4/99	135	Cash		37	5-25
Other 2000	Various	67	Cash		64	up to 20
Other 1999	Various	18	Cash		9	up to 10

[a] Manufacturer of precision optics and metrology instruments for the semiconductor and other industries. Purchase price included 1.95 million shares valued at $94 million.

[b] Manufacturer of lithium niobate modulators, pump lasers, certain specialty fibers and fiber gratings used in optical networks. Purchased from Pirelli S.p.A. (90%) for cash and Cisco Systems Inc. (10%) for stock, the "Pirelli transaction." Corning impaired $3,154 million of goodwill and other intangible assets in 2001. See Note 4.

[c] Manufacturer of enclosures, power pedestals, shelters and a unique patented design for temperature controlled enclosures for telecommunications.

[d] Manufacturer of micro-electro-mechanical devices. Purchase of the remaining 67% interest. An additional 1 million shares valued at $77 million were issued in 2000 when certain product milestones were achieved.

[e] Manufacturer of thin film filters for use in dense wavelength division multiplexing components. Corning impaired $1,610 million of goodwill in 2001. See Note 4.

[f] Manufacturer of photonic components for telecommunication applications. Purchase of the remaining 84% interest for 1.3 million shares of Corning common stock valued at $75 million. NZAT earned an additional 0.5 million shares of common stock valued at $42 million in 2000. An additional 0.6 million shares valued at $14 million were issued in 2001 for achieving certain product milestones. NZAT may earn an additional 0.2 million shares in 2002 if certain milestones are achieved.

[g] Acquired from British Telecommunications.

[h] Purchase of the worldwide optical cable and hardware business of Siemens AG and the remaining 50% in Siecor Corporation and Siecor GmbH. Purchase price includes $120 million of assumed debt and $145 million of contingent performance payments to be paid, if earned, over a four-year-period. Total cash paid to Siemens as of December 31, 2001 was $1.1 billion.

[i] Manufacturer of flat panel display glass within Corning's Information Display Segment. Purchase of the remaining 21% interest.

[j] Purchase of BICC, plc's telecommunications cable business and the remaining 50% equity interest in Optical Waveguides Australia.

3 | Information by Operating Segment

Information about the performance of Corning's three operating segments for the years ended December 31, 2001, 2000 and 1999 is presented on the following page. These amounts exclude revenues, expenses and equity earnings not specifically identifiable to segments. Segment net income excludes impairment and amortization of goodwill, impairment of other intangible assets, restructuring actions, purchased IPRD charges, other one-time acquisition-related charges and other nonrecurring items. This measure is not in accordance with GAAP and may not be consistent with measures used by other companies.

Corning prepared the financial results for its three operating segments on a basis that is consistent with the manner in which Corning management internally disaggregates financial information to assist in making internal operating decisions. Corning has allocated some common expenses among segments differently than it would for stand alone financial information prepared in accordance with GAAP. Effective in the fourth quarter of 2001, Corning retroactively revised its definition of segment net income to include amortization of intangible assets. During the quarter ended March 31, 2001, Corning realigned one product line from the Advanced Materials Segment into the Telecommunications Segment. Segment results for 2000 and 1999 have been restated to conform to the current presentation.

Notes to Condensed Consolidated Financial Statements (continued)

Corning Incorporated and Subsidiary Companies

3 | Information by Operating Segment (continued)

Operating Segments

(IN MILLIONS)	Telecommunications	Advanced Materials	Information Display	Total Segments
2001				
Net Sales	$4,458	$ 993	$ 800	$6,251
Research, development and engineering expenses[1]	474	120	40	634
Interest expense[2]	104	25	23	152
Segment (Loss) Earnings Before Equity Earnings[3]	(93)	19	44	(30)
Equity in earnings of associated companies	12	27	105	144
Segment Net (Loss) Income	(81)	46	149	114
Segment assets[4]	3,972	938	1,633	6,543
Capital expenditures	941	131	331	1,403
2000				
Net Sales	$5,186	$1,021	$ 894	$7,101
Research, development and engineering expenses[1]	395	116	29	540
Interest expense[2]	70	18	19	107
Segment Earnings Before Minority Interest and Equity Earnings[3]	692	58	114	864
Minority interest in losses (earnings) of subsidiaries	3		(27)	(24)
Equity in earnings of associated companies	1	22	145	168
Segment Net Income	696	80	232	1,008
Segment assets[4]	4,089	900	1,439	6,428
Capital expenditures	944	121	366	1,431
1999				
Net Sales	$2,987	$1,025	$ 701	$4,713
Research, development and engineering expenses[1]	262	93	23	378
Interest expense[2]	59	23	11	93
Segment Earnings Before Minority Interest and Equity Earnings[3]	341	76	58	475
Minority interest in earnings of subsidiaries	(34)		(23)	(57)
Equity in earnings of associated companies	15	21	68	104
Segment Net Income	322	97	103	522
Segment assets[4]	2,310	872	990	4,172
Capital expenditures	329	113	60	502

[1] Non-direct research, development and engineering expenses are allocated based upon direct project spending for each segment.

[2] Interest expense is allocated to segments based on a percentage of segment net operating assets. Consolidated subsidiaries with independent capital structures do not receive additional allocations of interest expense.

[3] Many of Corning's administrative and staff functions are performed on a centralized basis. Where practicable, Corning charges these expenses to segments based upon the extent to which each business uses a centralized function. Other staff functions, such as corporate finance, human resources and legal are allocated to segments, primarily as a percentage of sales.

[4] Includes inventory, accounts receivable, plant, property and equipment and investments in associated equity companies.

Notes to Condensed Consolidated Financial Statements (continued)

Corning Incorporated and Subsidiary Companies

3 | Information by Operating Segment (concluded)

A reconciliation of the totals reported for the operating segments to the applicable line items in the condensed consolidated financial statements is as follows:

YEARS ENDED DECEMBER 31, (IN MILLIONS)	2001	2000	1999
Net Sales			
Total segment net sales	$ 6,251	$ 7,101	$4,713
Non-segment net sales[1]	21	26	28
Total net sales	$ 6,272	$ 7,127	$4,741
Net Income			
Total segment net income[2]	$ 114	$ 1,008	$ 522
Unallocated items:			
Non-segment (loss) income[1]	(5)	12	20
Amortization of goodwill[3]	(363)	(216)	(24)
Acquisition-related charges[4]		(463)	
Impairment and restructuring charges[5]	(5,725)		(1)
Interest income[6]	68	104	
Income tax[7]	409	(5)	(2)
Equity in earnings of associated companies	4	5	8
Impairment of equity investment		(36)	
Minority interest			(10)
Dividends on convertible preferred securities of subsidiary			(2)
(Loss) income from continuing operations	$ (5,498)	$ 409	$ 511
Assets			
Total segment assets	$ 6,543	$ 6,428	$4,172
Non-segment assets:			
Property, plant and equipment[8]	636	1,100	829
Investments[9]	80	140	139
Other assets[10]	2,811	7,577	800
Remaining corporate assets[11]	2,723	2,281	586
Total consolidated assets	$12,793	$17,526	$6,526

[1] Includes amounts derived from corporate investments. Non-segment (loss) income also includes nonoperating gains and losses. Includes one-time gain of $11 million included in equity earnings from Samsung Corning related to divestment of its interest in Samsung Corning Precision in 2000.

[2] Includes royalty, interest and dividend income.

[3] Amortization of goodwill relates primarily to the Telecommunications Segment.

[4] Includes purchased in-process research and development and relates primarily to the Telecommunications Segment.

[5] The 1999 amount is the net impact of a $15 million impairment charge related to the Advanced Materials Segment and the release of restructuring reserves totaling $14 million. See Notes 4 and 5 for the impairment of goodwill and other intangible assets and restructuring actions in 2001. The 2001 charge for the impairment of goodwill and other intangible assets relates to the Telecommunications Segment. The 2001 charge for restructuring actions relates to the operating segments as follows: Telecommunications - $640 million, Advanced Materials – $94 million, Information Display – $36 million and corporate functions including research – $191 million.

[6] Corporate interest income is not allocated to reportable segments.

[7] Includes tax associated with the impairment and restructuring charges, amortization of purchased intangibles and goodwill, acquisition-related charges and nonoperating gains.

[8] Represents corporate property, plant and equipment not specifically identifiable to a segment.

[9] Represents corporate investments in associated companies, both at cost and at equity.

[10] Includes long-term corporate assets, primarily goodwill and other intangible assets, pension assets and deferred taxes.

[11] Includes current corporate assets, primarily cash, short-term investments and deferred taxes.

Notes to Condensed Consolidated Financial Statements (concluded)

Corning Incorporated and Subsidiary Companies

4 | Impairment of Goodwill and Other Intangible Assets

During the first half of 2001, Corning experienced a significant decrease in the rate of growth of its Telecommunications Segment, primarily in the photonic technologies business, due to a dramatic decline in infrastructure spending in the telecommunications industry. During the second quarter, major customers in the photonic technologies business reduced their order forecasts and canceled orders already placed. As a result, management determined that the growth prospects of this business were significantly less than previously expected and those of historical periods.

As a result of the impairment test described in Note 1, Corning determined in the second quarter that the long-lived assets, including goodwill and other intangibles acquired from the Pirelli transaction in December 2000, as well as those of the unit into which NetOptix Corporation (acquired in May 2000) had been integrated were not recoverable. Corning's policy is to write-down long-lived assets to fair value in such circumstances.

In the second quarter, Corning recorded pre-tax charges of $4.7 billion to impair a significant portion of goodwill and $0.1 billion to impair intangible assets. Of the total charge of $4.8 billion, $3.2 billion related to the Pirelli transaction and $1.6 billion related to goodwill resulting from the acquisition of NetOptix Corporation.

5 | Restructuring Actions

In July and October of 2001, Corning announced a series of restructuring actions in response to a significant decline in the rate of growth which began initially in its Telecommunications Segment, but eventually spread to its other businesses as the U.S. economy weakened. The following actions were approved and undertaken in 2001:

- closure of seven major manufacturing facilities and the consolidation of several smaller facilities, primarily in Telecommunications, but impacting all operating segments,
- discontinuation of its initiative in Corning Microarray Technology products, part of Corning's life sciences business, and
- elimination of 12,000 positions affecting all operating segments, but especially impacting the photonic technologies, hardware and equipment and the optical fiber and cable businesses. This action included a selective voluntary early retirement program for certain employees along with involuntary separations.

These actions resulted in a pre-tax charge totaling $961 million ($590 million after-tax and minority interest) for the year ended December 31, 2001. The charge includes restructuring costs of $419 million and $542 million for the impairment of plant and equipment. Approximately one third of this charge is expected to be paid in cash. As of December 31, 2001, approximately 10,100 of the 12,000 employees had been separated under the plans and Corning had paid out $77 million in cash benefits.

6 | New Accounting Standards

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Among other provisions, all future business combinations will be accounted for using the purchase method of accounting and the use of the pooling-of-interests method is prohibited for transactions initiated after June 30, 2001. In addition, goodwill will no longer be amortized but will be subject to impairment tests at least annually. SFAS No. 142 was effective for Corning on January 1, 2002. At December 31, 2001, goodwill approximated $1.9 billion. Corning does not anticipate a transitional impairment charge as a result of the adoption of the standard.

The following table presents a reconciliation of reported net (loss) income to adjusted net (loss) income, as if SFAS No. 142 had been in effect as follows:

YEARS ENDED DECEMBER 31, (IN MILLIONS)	2001	2000	1999
Reported net (loss) income	$(5,498)	$422	$516
Goodwill amortization, net of income taxes	345	203	18
Adjusted net (loss) income	$(5,153)	$625	$534

Five Years in Review – Historical Comparison

Corning Incorporated and Subsidiary Companies

YEARS ENDED DECEMBER 31,	**2001**	2000	1999	1998	1997
(UNAUDITED; IN MILLIONS, EXCEPT PER SHARE AMOUNTS)					
Results of Operations					
Net sales	$ 6,272	$ 7,127	$4,741	$3,832	$3,831
Nonoperating gains		7	30	40	
Research, development and engineering expenses	631	540	378	307	263
Amortization of purchased intangibles, including goodwill	439	245	28	22	22
Acquisition-related charges		463			
Impairment and restructuring charges	5,725		1	85	
Equity in earnings of associated companies	148	185	112	97	79
Impairment of equity investment		(36)			
(Loss) income from continuing operations	$(5,498)	$ 409	$ 511	$ 355	$ 431
Income from discontinued operations, net of income taxes		13	5	66	31
Net (loss) income	$(5,498)	$ 422	$ 516	$ 421	$ 462
Basic (loss) earnings per share					
Continuing operations	$ (5.89)	$ 0.48	$ 0.67	$ 0.48	$ 0.59
Discontinued operations		0.01		0.09	0.04
Net (loss) income per share	$ (5.89)	$ 0.49	$ 0.67	$ 0.57	$ 0.63
Diluted (loss) earnings per share					
Continuing operations	$ (5.89)	$ 0.46	$ 0.65	$ 0.47	$ 0.57
Discontinued operations		0.02	0.01	0.09	0.04
Net (loss) income per share	$ (5.89)	$ 0.48	$ 0.66	$ 0.56	$ 0.61
Dividends declared	$ 0.12	$ 0.24	$ 0.24	$ 0.24	$ 0.24
Shares used in computing per share amounts					
Basic earnings per share	933	858	765	733	729
Diluted earnings per share	933	879	795	778	781
Financial Position					
Working capital	$ 2,113	$ 2,685	$ 430	$ 348	$ 326
Plant and equipment, net	5,097	4,679	3,202	2,784	2,337
Total assets	12,793	17,526	6,526	5,464	5,080
Long-term debt	4,461	3,966	1,490	1,218	1,277
Common shareholders' equity	5,414	10,633	2,463	1,707	1,429
Supplemental Data (1)					
Adjusted net (loss) income excluding amortization of goodwill	$(5,153)	$ 625	$ 534	$ 434	$ 475
Basic (loss) earnings per share					
Continuing operations	$ (5.52)	$ 0.71	$ 0.69	$ 0.50	$ 0.61
Discontinued operations		0.02	0.01	0.09	0.04
Net (loss) income per share	$ (5.52)	$ 0.73	$ 0.70	$ 0.59	$ 0.65
Diluted (loss) earnings per share					
Continuing operations	$ (5.52)	$ 0.69	$ 0.67	$ 0.49	$ 0.59
Discontinued operations		0.02	0.01	0.08	0.04
Net (loss) income per share	$ (5.52)	$ 0.71	$ 0.68	$ 0.57	$ 0.63

(1) Adjusted net (loss) income and per share amounts are provided as Supplemental Data on the Condensed Consolidated Statements of Income. See Note 6 to the Condensed Consolidated Financial Statements.

Current Board of Directors

Roger G. Ackerman†
Retired Chairman and
Chief Executive Officer
Corning Incorporated

John Seely Brown
Vice President and
Chief Scientist
Xerox Corporation
Palo Alto, CA

Gordon Gund
Chairman and
Chief Executive Officer
Gund Investment Corporation
Princeton, NJ

James B. Flaws
Executive Vice President and
Chief Financial Officer
Corning Incorporated

John M. Hennessy
Senior Advisor
Credit Suisse First Boston
New York, NY

James R. Houghton**
Chairman of the Board
Corning Incorporated

John W. Loose
President and
Chief Executive Officer
Corning Incorporated

James J. O'Connor
Retired Chairman and
Chief Executive Officer
Unicom Corporation
Chicago, IL

Catherine A. Rein
President and
Chief Executive Officer
Metropolitan Property and
Casualty Insurance Company
Warwick, RI

Deborah D. Rieman
Entrepreneur in Residence
U.S. Venture Partners
Menlo Park, CA

H. Onno Ruding
Vice Chairman and Director
Citibank, N.A.
Brussels, Belgium

William D. Smithburg
Retired Chairman and
Chief Executive Officer
The Quaker Oats Company
Chicago, IL

Hansel E. Tookes II*
President
Raytheon International Inc.
Arlington, VA

Peter F. Volanakis
President
Corning Technologies
Corning Incorporated

Wendell P. Weeks
President
Corning Optical Communications
Corning Incorporated

Directors Emeriti

Robert Barker
Professor and Provost Emeritus
Cornell University
Ithaca, NY

Mary L. Bundy
Retired Clinical Social Worker
New York, NY

Francis H. Burr
Partner
Ropes & Gray
Boston, MA

John B. Coburn
Retired Bishop
Episcopal Diocese
of Massachusetts
Bedford, MA

Barber B. Conable Jr.
Retired President
World Bank
New York, NY

Robert L. Genillard
Vice Chairman
Credit Suisse Group
Geneva, Switzerland

Vernon E. Jordan Jr.
Senior Counsel
Akin, Gump, Strauss,
Hauer & Feld, LLP
Washington, D.C.

James W. Kinnear
Retired President and
Chief Executive Officer
Texaco Inc.
White Plains, NY

Robert S. McNamara
Retired President
World Bank
Washington, D.C.

Edward L. Palmer
Retired Chairman
Executive Committee
Citibank, N.A.
New York, NY

Henry Rosovsky
Geyser University
Professor Emeritus
Harvard University
Cambridge, MA

Robert G. Stone Jr.
Chairman Emeritus
Kirby Corporation
New York, NY

* Elected Director June 21, 2001
** Elected Chairman June 21, 2001
† Retired as Chairman June 21, 2001

Corporate Officers

John W. Loose
President and
Chief Executive Officer

James B. Flaws
Executive Vice President and
Chief Financial Officer

Peter F. Volanakis
President
Corning Technologies

Wendell P. Weeks
President
Corning Optical Communications

Joseph A. Miller Jr.**
Senior Vice President and
Chief Technology Officer

Katherine A. Asbeck
Senior Vice President
and Controller

William D. Eggers
Senior Vice President and
General Counsel

Denise A. Hauselt***
Secretary and Assistant
General Counsel

Mark S. Rogus
Vice President and Treasurer

A. John Peck Jr.†
Retired Senior Vice President
and Secretary

Staff Officers

Robert L. Condella*
Vice President, Business Services

Katherine M. Dietz
Vice President
Investor Relations

Gary K. Emmick
Senior Vice President
Employee Relations

Kurt R. Fischer
Vice President
Business Human Resources

Richard J. Fishburn
Vice President and
Chief Information Officer

David H. Fuller
Vice President
Science & Technology and
Technology Delivery Officer

Robert A. Gilchrist
Senior Vice President
Manufacturing Effectiveness

Kirk P. Gregg
Senior Vice President
Administration

Vincent P. Hatton
Vice President and Director
Legal Department

Donald B. Keck
Vice President and
Technology Director
Optical Physics Research

John P. MacMahon
Vice President
Worldwide Compensation

Donald H. McConnell
Senior Vice President
Science & Technology

Lawrence D. McRae
Vice President
Corporate Development

William Plerhoples
Vice President, Manufacturing
Technology and Engineering

Timothy J. Regan
Senior Vice President
Government Affairs

Pamela C. Schneider
Senior Vice President, Human
Resources and Diversity Officer

Suzanne D. Welch
Vice President
Corporate Marketing

Group Officers

Larry Aiello Jr.
Senior Vice President
Optical Communications

R. Pierce Baker III
Senior Vice President and
General Manager
Corning Life Sciences

Robert B. Brown
Vice President and
General Manager
Corning Amplification Products

Philippe Delloye††
President, Corning Europe, and
Président and Directeur Général,
Corning S.A., and General
Manager, Optical Products

Robert L. Ecklin
Executive Vice President
Environmental Technologies and
Strategic Growth

Alan T. Eusden
Senior Vice President and
General Manager
Optical Fiber

Ralf T. Faber
Vice President and
General Manager
Micro Optic Products

Gerald J. Fine
Executive Vice President
Photonic Technologies

Satoshi Furuyama
President, Corning Japan K.K.

Kenneth Kao
President and Chief Executive
Officer, Corning Asahi Video
Products Company

Frank R. Little
Vice President and
General Manager
Corning Compensation Products

Sanford D. Lyons
President and
Chief Executive Officer
Corning Cable Systems

Jean-Louis Malinge
Vice President
Optical Communications

Donald B. McNaughton
General Manager
Display Technologies
President
Display Technologies, Asia

E. Marie McKee
Chairman, Steuben
Senior Vice President
Corning Incorporated

Mark A. Newhouse
Vice President and
General Manager
Optical Networking Devices

James R. Steiner
Vice President and
General Manager
Materials Technologies

Steven P. Suttle
Vice President and
General Manager
Environmental Technologies

David E. Szkutak
President and
Chief Executive Officer
Corning Precision Lens

* Elected April 26, 2001
** Elected July 1, 2001
*** Effective September 1, 2001
† Retired September 1, 2001
†† Retired December 31, 2001

Investor Information

Annual Meeting

The annual meeting of shareholders will be held on Thursday, April 25, 2002, in Corning, NY. A formal notice of the meeting together with a proxy statement will be mailed to shareholders on or about March 14, 2002. The proxy statement can also be accessed electronically through the Investor Relations category of the Corning home page on the Internet at http://www.corning.com. A summary report of the proceedings at the annual meeting will be available without charge upon written request to Ms. Denise A. Hauselt, secretary and assistant general counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831.

Additional Information

A copy of Corning's 2001 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available upon written request to Ms. Denise A. Hauselt, secretary and assistant general counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831. The Annual Report on Form 10-K can also be accessed electronically through the Investor Relations category of the Corning home page on the Internet at http://www.corning.com.

Investor Information

Investment analysts who need additional information may contact Ms. Katherine M. Dietz, vice president of investor relations, Corning Incorporated, HQ-E2-25, Corning, NY 14831; Telephone (607) 974-9000.

Common Stock

Corning Incorporated common stock is listed on the New York Stock Exchange and the Zurich Stock Exchange. In addition, it is traded on the Boston, Midwest, Pacific and Philadelphia stock exchanges. Common stock options are traded on the Chicago Board Options Exchange. The abbreviated ticker symbol for Corning Incorporated is "GLW."

Transfer Agent and Registrar

Computershare Investor Services LLC
P.O. Box A-3504
Chicago, IL 60690-3504
Telephone: (800) 255-0461
Website: www.computershare.com

Change of Address

Report change of address to Computershare Investor Services at the above address.

Independent Accountants

PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York, NY 10019

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

The statements in this summary annual report that are not historical facts or information are forward-looking statements. These forward-looking statements involve risks and uncertainties that may cause the outcome to be materially different. Such risks and uncertainties include, but are not limited to:

- global economic conditions,
- currency fluctuations,
- product demand and industry capacity,
- competitive products and pricing,
- sufficiency of manufacturing capacity and efficiencies,
- cost reductions,
- availability and costs of critical materials,
- new product development and commercialization,
- attracting and retaining key personnel,
- order activity and demand from major customers,
- fluctuations in capital spending by customers in the telecommunications industry and other business segments,
- changes in the mix of sales between premium and non-premium products,
- facility expansions and new plant start-up costs,
- adverse litigation or regulatory developments,
- capital resource and cash flow activities,
- capital spending,
- equity company activities,
- interest costs,
- acquisition and divestiture activity,
- the rate of technology change,
- the ability to enforce patents,
- product performance issues,
- stock price fluctuations, and
- other risks detailed in Corning's SEC filings.


External Environment
Technology
People
Process
Customers
Corning Operating Environment

Corporate Values

Corning's values provide an unchanging moral and ethical compass that guides the actions of everyone in the company. The corporate values: *Quality, Integrity, Performance, Leadership, Innovation, Independence and The Individual.*

Operating Environment

Corning employees work in an environment founded on corporate values and designed to promote personal, professional and business growth. The Operating Environment encompasses these six principles: We work together as a global team; we value and respect each other; we drive innovation and discovery; we deliver superior customer value; we commit to achieve excellent results; we move quickly from idea to customer.

Total Quality

In alignment with the quality policy of the corporation, our policy is to achieve Total Quality performance. Total Quality performance means understanding who the customer is, what the requirements are, and meeting those requirements better than anyone else, without error, on time, every time.

Environmental Policy

Corning Incorporated is committed to protecting the environment — everywhere in the world where we operate — through continuous improvement of our processes, products and services. We achieve this by:

- Complying with and striving to exceed all applicable laws, regulations and company standards.
- Maintaining an environmental management system that assures this policy is implemented, including:
  - Establishing goals and targets.
  - Conducting environmental audits and progress reviews.
  - Communicating policy to everyone involved.
- Implementing measures to reduce pollution, waste and energy consumption.
- Recycling and working to create innovative recycling opportunities.
- Promoting and increasing environmental awareness within our plants and facilities.
- Building into our research, development and engineering process a commitment to explore the use of environmentally-friendly technologies and materials.

In summary, Corning is committed to providing a safe work environment for employees, and a safe living environment for our neighbors.

Corning Incorporated Foundation

The Corning Foundation was established to administer the charitable contributions of Corning Incorporated. Grants to communities in which Corning operates account for over 50% of Foundation assistance. Typical recipients are performing arts organizations, public school systems, libraries, hospitals and programs to promote technical education for women and other under-represented groups.

Employee giving is encouraged by the Foundation through its Matching Gifts Program. A Foundation Report of Activities is available to shareholders upon written request to Ms. Denise A. Hauselt, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831.

Trademarks

The following trademarks of Corning Incorporated and its subsidiaries appear in this report:

Corning
Discovering Beyond Imagination
EAGLE^{2000}
Flame of Discovery design
HPFS
LEAF
MetroCor
Gaffer designs

Neither this report nor any statement contained herein is furnished in connection with any offering of securities or for the purpose of promoting or influencing the sale of securities.

Corning is an equal opportunity employer.
Printed in USA

Gemini space capsule image provided by NASA through the *Great Images in NASA* library.

TRADE Corning MARK

1878

T.M. REG. CORNING U.S. PAT. OFF.

BRAND GLASS

1914

CORNING

1920

1931

CORNING

1956

CORNING

CORNING GLASS WORKS

1962

CORNING

1989

Celebrating 150 Years of Discovery

2001

CORNING

Discovering Beyond Imagination

Corning Incorporated

One Riverfront Plaza
Corning, NY 14831-0001
(607) 974-9000
www.corning.com

02AR22601EN